Exhibit 99.2
 SIMILARWEB LTD. ANNOUNCES PRICING OF SECONDARY OFFERING BY A SELLING SHAREHOLDER

TEL AVIV, Israel – September 13, 2024 — Similarweb Ltd. (“Similarweb”) (NYSE: SMWB), a leading digital market intelligence company, today announced the pricing of an underwritten public offering by a selling shareholder (the “Offering”) of 3,500,000 ordinary shares of the Company at a public offering price of $7.85 per share for total gross proceeds of $27,475,000, before deducting underwriting discounts and offering expenses. The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional 525,000 ordinary shares at the public offering price, less underwriting discounts and commissions.

Similarweb will not receive any proceeds from any sale of shares by the selling shareholder. The Offering is expected to close on or about September 16, 2024, subject to customary closing conditions.

Goldman Sachs & Co. LLC and Barclays are acting as book-running managers for the Offering. Citizens JMP, William Blair and Needham & Company are acting as co-managers for the Offering.

A registration statement on Form F-3, as amended (File No. 333-279295), was filed with the United States Securities and Exchange Commission (the “SEC”) on May 10, 2024, and was declared effective on May 31, 2024 (the “Registration Statement”). The Offering is being made pursuant to the Registration Statement. A preliminary prospectus supplement and accompanying prospectus relating to and describing the terms of the Offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov. When available, copies of the preliminary prospectus supplement and accompanying prospectus, as well as copies of the final prospectus supplement once available, may be obtained by contacting: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by phone at 1-866-471-2526, by facsimile at 1-212-902-9316, or by email at: prospectus-ny@ny.email.gs.com or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at: Barclaysprospectus@broadridge.com, or by phone at 1-888-603-5847.

About Similarweb

Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Forward-Looking Statements

This press release contains estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on management’s expectations, beliefs or intentions regarding, among other things, Similarweb’s product development efforts, business, financial condition, results of operations, strategies, plans and prospects.. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding the Offering and expected closing date. These forward-looking statements involve various risks and uncertainties. Known and unknown risks, uncertainties and other factors, including those listed under the header “Risk Factors” in the Registration Statement, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. The forward-looking statements made in this press release relate only to events as of the date on which the statements are made. Similarweb undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. Similarweb may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-

Exhibit 99.2
looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

No Offer or Solicitation

This Press Release is for informational purposes only and does not constitute an offer or a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Similarweb or the selling shareholder, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Investor Relations Contact:

Rami Myerson
Similarweb
rami.myerson@similarweb.com